

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3233</u>

October 5, 2017

<u>Via E-mail</u>
William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Platinum Trust
c/o GraniteShares LLC
30 Vesey Street
New York, NY 10007

      Re: **GraniteShares Platinum Trust**
              Draft Registration Statement on Form S-1
              Submitted September 8, 2017
              CIK No. 0001690842

Dear Mr. Rhind:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Description of the Shares and the Trust Agreement, page 31

4.   We note the physical commodity must be held by the Custodian at its London vault premises. Please revise to provide a brief discussion of the regulation of the vaults where the platinum will be held. In addition, please briefly describe what controls are in place to ensure the commodity is safe.

        You may contact Paul Cline at (202)551-3851 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Senior Counsel
                                        Office of Real Estate and
                                        Commodities

cc: W. Thomas Conner, Esq. (*via e-mail*)